UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Forafric Global PLC (the “Registrant”) is filing this report on Form 6-K to report its financial results for the six months ended June 30, 2024 and to discuss its recent corporate developments.

Attached as exhibits to this Report on Form 6-K are:

(1)	the unaudited condensed interim consolidated financial statements and related notes as Exhibit 99.1;

(2)	Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.2;

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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Exhibit Index

99.1	Unaudited Consolidated Financial Statements and Related Notes as of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: January 16, 2025	By:	/s/ Saad Bendidi
	Name:	Saad Bendidi
	Title:	Chairman and Director (Principal Executive Officer)

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